                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 11-K

(Mark One)
[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

     For the fiscal year ended December 31, 2003

     OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from _______to _______

Commission file number: 333-17079

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

            THE PROFIT SHARING PLAN OF QUEST DIAGNOSTICS INCORPORATED

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         QUEST DIAGNOSTICS INCORPORATED
                               ONE MALCOLM AVENUE
                           TETERBORO, NEW JERSEY 07608

The Profit Sharing Plan of Quest Diagnostics Incorporated

Index to Financial Statements and Additional Information
--------------------------------------------------------------------------------

                                                                                Page
                                                                                ----
Financial Statements

Report of Independent Registered Public Accounting Firm                            1

Statements of Net Assets Available for Benefits at December 31, 2003 and 2002      2

Statement of Changes in Net Assets Available for Benefits for the Year Ended
   December 31, 2003                                                               3

Notes to Financial Statements                                                    4-7

Additional Information *

Schedule H, line 4i - Schedule of Assets (Held at End of Year)
   at December 31, 2003                                                          8-9

Signature                                                                         10

* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Exhibit

Exhibit 23 - Consent of Independent Registered Public Accounting Firm

             Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of The Profit Sharing Plan of Quest Diagnostics Incorporated

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Profit Sharing Plan of Quest Diagnostics Incorporated (the "Plan") at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP
Stamford, Connecticut
June 23, 2004

            The Profit Sharing Plan of Quest Diagnostics Incorporated
                 Statements of Net Assets Available for Benefits
                           December 31, 2003 and 2002

                                                     2003            2002
                                                --------------   ------------
Assets
Investments, at Fair Value                      $1,237,202,875   $887,053,639
Participant Loans                                   41,670,117     33,448,232
                                                --------------   ------------
   Total Investments                             1,278,872,992    920,501,871
                                                --------------   ------------

Cash and Cash Equivalents                            7,896,280     10,246,644
Other Assets                                            18,011        136,587
                                                --------------   ------------
Net Assets Available for Benefits               $1,286,787,283   $930,885,102
                                                ==============   ============

   The accompanying notes are an integral part of these financial statements.

            The Profit Sharing Plan of Quest Diagnostics Incorporated Statement of Changes in Net Assets Available for Benefits
                      For the Year Ended December 31, 2003

                                                                       2003
                                                                  --------------
Additions to Net Assets Attributed to:
Investment Income:
   Interest and Dividends                                         $   23,980,916
   Net Appreciation in Fair Value of Investments                     215,079,897
                                                                  --------------
      Investment Income                                              239,060,813
                                                                  --------------

Contributions:
   Employer                                                           55,836,117
   Participants                                                       90,050,255
                                                                  --------------
      Total Contributions                                            145,886,372
                                                                  --------------

Transfers from Other Plans                                            44,180,888
                                                                  --------------

      Total Additions                                                429,128,073
                                                                  --------------

Deductions from Net Assets Attributed to:
Benefits Paid to Participants                                         72,930,697
Other Fees                                                               295,195
                                                                  --------------

      Total Deductions                                                73,225,892
                                                                  --------------

Net Increase                                                         355,902,181

Net Assets Available for Benefits:
Beginning of Year                                                    930,885,102
                                                                  --------------

End of Year                                                       $1,286,787,283
                                                                  ==============

   The accompanying notes are an integral part of these financial statements.

The Profit Sharing Plan of Quest Diagnostics Incorporated

Notes to Financial Statements
--------------------------------------------------------------------------------

1.   Description of the Plan

Background - The Profit Sharing Plan of Quest Diagnostics Incorporated (the "Plan"), is a defined contribution plan established by Quest Diagnostics Incorporated (the "Company" or the "Plan Sponsor") to provide its eligible employees with retirement benefits. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

Effective January 31, 2003, the AML 401(k) Plan ("AML-East Plan") was merged into the Plan. Effective February 2, 2003, the APL Healthcare Group Inc. Profit Sharing and 401(k) Plan ("AML-West Plan") was merged into the Plan. Effective June 2, 2003, the Clinical Diagnostic Services 401(k) Plan ("CDS Plan") was merged into the Plan. Participant account balances totaling $22,669,619, $18,897,272 and $1,124,199 were transferred from the AML-East Plan, AML-West Plan and the CDS Plan, respectively, into the Plan. In addition, there were outstanding participant loans totaling $1,489,798 transferred into the Plan from the AML-East and AML-West Plans. The assets from the AML-East, AML-West and CDS Plans were liquidated and the money was transferred to the investments in the Plan with similar investment objectives, unless redirected by the participant.

Eligibility and Participant Contributions - All eligible employees who have completed one month of service may participate in the Plan. The maximum Basic Contribution is 6%. Participants may elect to make a Supplemental Contribution of between 1% and 29%. Catch-up contributions (as defined in the Internal Revenue Code) are permissible for eligible participants. Participants' contributions are generally remitted within one-to-two weeks from when the payroll deductions are made.

Company Matching Contributions - The Company matches 100% of the participants' Basic Contribution in cash after the participant completes twelve months of service with the Company. The Company may make additional contributions at the discretion of the Company's Board of Directors. Company contributions are remitted at the same time that the corresponding participants' contributions are made.

Vesting - Participants immediately vest in their voluntary contributions and Company contributions plus actual earnings thereon. "Prior Employer Match Sub-Account" contributions merged into the Plan from the AML-East and AML-West Plans are subject to three-year vesting requirements as follows: 25% after one year of vesting service, 50% after two years of vesting service and 100% after three years of vesting service.

Investment Options - Participants may elect to have their voluntary contributions and the Company contributions invested in any or all of the open investment funds, most of which are managed by Fidelity Management & Research Company. Participants may elect to have their voluntary contributions and the Company contributions invested in common shares of the Company. Contributions and transfers into the Covance Stock fund and the Corning Stock fund are prohibited. Participants are permitted to transfer money invested in these funds into other funds. Effective March 1, 2002, the Managed Income Portfolio II Class 2 fund was added to the Plan, with the assets from the Managed Income Portfolio

The Profit Sharing Plan of Quest Diagnostics Incorporated

--------------------------------------------------------------------------------

fund transferred into the Managed Income Portfolio II Class 2 fund over the twelve-month period ended March 1, 2003. With the addition of the Managed Income Portfolio II Class 2 fund, all new contributions to the Managed Income Portfolio fund were prohibited. Effective June 1, 2003, the following funds were added to the Plan: Fidelity Freedom 2000, Fidelity Freedom 2010, Fidelity Freedom 2020, Fidelity Freedom 2030, Fidelity Freedom 2040 and Fidelity Freedom Income.

Distribution Options - Participants can elect to have their benefit distributions paid in the form of a lump sum distribution or by monthly, quarterly or annual installments.

Withdrawals - Withdrawals may be made for qualified emergencies and hardships, as defined in the Internal Revenue Code. Depending upon the type of withdrawal and the status of the contribution, penalties upon withdrawal may apply. Participants may also begin to make withdrawals at age 59 1/2. Participant benefit claims which have been processed and approved but not paid (i.e., distributions payable) are recorded as a reduction to net assets available for benefits when paid.

Forfeitures - Forfeited nonvested accounts are used to reduce future employer contributions.

Plan Administration - The Plan Administrator is the Employee Benefits Administration Committee, which is appointed by the Company's Board of Directors. The Plan's trustee and recordkeeper are Fidelity Management Trust Company and Fidelity Investments Institutional Operations Company, Inc., respectively.

Loans to Participants - Participants are permitted to obtain loans that have as collateral their account values in amounts not less than $1,000 and not greater than the lesser of (1) $50,000, subject to certain limitations as defined by the Plan, or (2) 50% of the participant's vested portion of their account value. These loans bear interest at prevailing market interest rates at the time the loans are issued.

Tax Status - The Internal Revenue Service has determined and informed the Company by letter dated May 17, 2002, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code. The Plan has subsequently been amended. However, the Plan Sponsor and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Termination - The Company intends to continue the Plan indefinitely, but reserves the right to change or discontinue the Plan at its discretion. Participants will become fully vested in their rights under the Plan if it is terminated or if Company contributions are completely discontinued.

2.   Summary of Significant Accounting Policies

Method of Accounting - The Plan maintains its financial records on the accrual basis of accounting.

Benefits - Benefits are recorded when paid.

The Profit Sharing Plan of Quest Diagnostics Incorporated

--------------------------------------------------------------------------------

Valuation of Investments - Investments in mutual funds, common stock and common/collective trusts are stated at fair value as determined by quoted market prices. Participants' loans are valued at cost, which approximates fair value.

Administrative Expenses - Accounting fees and certain administrative expenses of the Plan are currently paid by the Company.

Other Fees - Loan origination and certain distribution fees are charged against participant accounts. Effective October 1, 2003, trustee fees for the Quest Diagnostics Incorporated Stock Fund are charged against participant accounts holding Quest Diagnostics common stock.

Security Transactions and Investment Income - Realized and unrealized gains (losses) on securities are included in Net Appreciation in Fair Value of Investments in the Statement of Changes in Net Assets Available for Benefits.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income from other investments is recorded as earned on the accrual basis.

Cash and Cash Equivalents - Cash and cash equivalents include highly-liquid investments with maturities of three months or less.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan provides for participant-directed investment of their voluntary contributions and the Company contributions in a number of investment funds. Certain underlying investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

The Profit Sharing Plan of Quest Diagnostics Incorporated

--------------------------------------------------------------------------------

3.   Net Appreciation in Fair Value of Investments

For the year ended December 31, 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Type of investment                                                      2003
                                                                    ------------
Mutual Funds                                                        $122,005,077
Common Stock                                                          93,074,820
                                                                    ------------
Net Appreciation in Fair Value of Investments                       $215,079,897
                                                                    ============

4.   Investments

The following presents investments that represented 5 percent or more of the Plan's net assets available for benefits at December 31, 2003 and 2002:

                                                               2003           2002
                                                           ------------   ------------
Quest Diagnostics Incorporated (4,787,180 and 5,293,644
   shares, respectively)                                   $349,990,730   $301,208,344
Fidelity Puritan (14,155,879 and 10,337,761 shares,
   respectively)                                            261,459,088    163,233,247
Fidelity Magellan (1,848,465 and 1,665,292 shares,
   respectively)                                            180,668,922    131,491,486
Fidelity Managed Income Portfolio II Class 2
   (143,122,316 and 114,185,038 shares, respectively)       143,122,316    114,185,038
Fidelity Contrafund (1,474,845 and 1,241,167 shares,
   respectively)                                             72,783,594     47,909,044

5.   Subsequent Event

Effective February 2, 2004, the Unilab 401(k) Plan (the "Unilab Plan") was merged into the Plan. Participant account balances totaling $62,955,647 were transferred from the Unilab Plan into the Plan. In addition, there were outstanding participant loans totaling $1,912,265 transferred into the Plan from the Unilab Plan. The assets from the Unilab Plan were liquidated and the money was transferred to the investments in the Plan with similar investment objectives, unless redirected by the participant. "Prior Unilab Employer Contributions" merged into the Plan from the Unilab Plan are subject to four-year vesting requirements as follows: 10% after one year of vesting service, 20% after two years of vesting service, 50% after three years of vesting service and 100% after four years of vesting service. Subsequent to the plan merger, participants will immediately vest in their voluntary contributions and Company contributions plus actual earnings thereon.

The Profit Sharing Plan of Quest Diagnostics Incorporated    Schedule H, line 4i

Schedule of Assets (Held at End of Year)
December 31, 2003
--------------------------------------------------------------------------------

                                                                                          Current
         Identity of Issue              Description      Shares/Units       Cost           Value
         -----------------              -----------      ------------       ----          -------
Quest Diagnostics Incorporated*      Common Stock           4,787,180   $137,032,007   $349,990,730

Fidelity Puritan                     Mutual Fund           14,155,879    248,803,008    261,459,088

Fidelity Magellan                    Mutual Fund            1,848,465    177,449,918    180,668,922

Fidelity Managed Income              Common/Collective
   Portfolio II Class 2              Trust                143,122,316    143,122,316    143,122,316

Fidelity Contrafund                  Mutual Fund            1,474,845     69,023,417     72,783,594

Fidelity Low-Priced Stock            Mutual Fund            1,151,057     31,610,472     40,263,979

Fidelity Equity-Income               Mutual Fund              772,196     35,344,304     38,416,733

Fidelity Diversified International   Mutual Fund            1,201,309     23,924,915     28,975,566

Spartan U.S. Equity Index            Mutual Fund              708,838     27,903,275     27,935,318

Fidelity Growth & Income             Mutual Fund              733,199     26,935,163     26,123,893

Fidelity U.S. Bond Index             Mutual Fund            2,199,042     24,481,895     24,607,276

Corning Stock                        Common Stock           1,638,742     10,383,483     17,092,079

Fidelity Over-the-Counter
   Portfolio                         Mutual Fund              195,992      5,980,204      6,363,848

Fidelity Freedom 2010                Mutual Fund              419,883      5,263,658      5,466,870

Fidelity Freedom 2020                Mutual Fund              399,807      4,840,819      5,205,481

Fidelity Freedom 2030                Mutual Fund              238,412      2,809,654      3,087,439

Covance Stock                        Common Stock             111,062      1,516,692      2,976,462

The Profit Sharing Plan of Quest Diagnostics Incorporated    Schedule H, line 4i

December 31, 2003
--------------------------------------------------------------------------------

                                                                          Current
   Identity of Issue      Description   Shares/Units       Cost            Value
   -----------------      -----------   ------------       ----           -------
Fidelity Freedom 2040     Mutual Fund        152,571        1,080,784        1,153,436

Fidelity Freedom 2000     Mutual Fund         91,827        1,060,293        1,081,717

Fidelity Freedom Income   Mutual Fund         38,605          425,264          428,128

Participant Loans*        **                                     --         41,670,117

Fidelity Institutional    Money Market
 Cash Portfolio            Fund            7,896,280        7,896,280        7,896,280
                                                         ------------   --------------
                                                         $986,887,821   $1,286,769,272
                                                         ============   ==============

*    "Party-in-interest" to the Plan.

**   Rates approximate prime plus 1%; maturities vary by participant.

                                    Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan sponsor of The Profit Sharing Plan of Quest Diagnostics Incorporated has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

June 24, 2004

The Profit Sharing Plan of
Quest Diagnostics Incorporated


By: /s/ Robert A. Hagemann
    ------------------------------------
    Robert A. Hagemann
    Member of the Quest Diagnostics Incorporated Employee Benefits Administration Committee, Plan Administrator